Exhibit 99.1

Vonage Holdings Corp. Signs Commitment Letter to Refinance Debt

HOLMDEL, N.J., July 24, 2008 — Vonage Holdings Corp. (NYSE: VG), a leading provider of broadband telephone service, announced today it has entered into a commitment letter with Silver Point Finance, LLC (“Silver Point”) establishing the terms and conditions for up to $215 million in private debt financing of which Silver Point has committed to provide $125 million.

The availability of the Silver Point financing is subject to the negotiation and execution of definitive documentation and the satisfaction of certain conditions including certain other lenders committing to provide $60 million of the private debt financing.  If these conditions are met, an initial closing for between $185 million and $215 million of amounts under the financing is expected to occur in the third quarter of 2008.

The Company intends to use the net proceeds from the financing, plus cash on hand, to repurchase its existing convertible notes in a tender offer, which the Company is required to commence promptly.  The existing convertible notes can be put to the Company on December 16, 2008 and have a principal amount outstanding of approximately $253 million.

John S. Rego, Executive Vice President and Chief Financial Officer, said "Refinancing our existing debt has been a key priority for the Company.  We believe this new financing will provide Vonage with the solid financial foundation to continue to grow our business profitably.”

Miller Buckfire & Co., LLC and Shearman & Sterling LLP  are acting as financial and legal advisors, respectively, to the Company and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal advisor to Silver Point in connection with this transaction.

Safe Harbor Statement

This press release contains forward-looking statements regarding the Company’s proposed financing. The forward-looking statements in this release are based on information available at the time the statements are made and/or management’s belief as of that time with respect to future events and involve risks and uncertainties that could cause actual results and outcomes to be materially different. These factors include the Company's ability to consummate the financing arrangement, which is subject to numerous uncertainties, including but not limited to successful negotiation of definitive documentation for the financing arrangement and satisfaction or waiver of all conditions to closing, which include obtaining stockholder approval of the potential issuance of shares of common stock upon the conversion of the convertible notes. The consummation of the transactions may also be impacted by the other risks and uncertainties detailed in the Company’s filings with the Securities and Exchange Commission. While the Company may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, and therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Important Additional Information

This communication is for informational purposes only and does not constitute an offer to purchase any existing convertible notes of Vonage Holdings Corp.  The solicitation of offers to purchase existing convertible notes will only be made pursuant to the offer to purchase to be issued in connection with the launch of the tender offer (as may be amended or supplemented), the related letter of transmittal, and other related documents that Vonage intends to file with the U.S. Securities and Exchange Commission (SEC) and deliver to holders of Vonage’s existing convertible notes.  Holders of Vonage’s existing convertible notes are strongly advised to carefully read the tender offer statement and other relevant documents regarding the tender offer filed with the SEC when they become available because they will contain important information.  All of those materials (and all other documents Vonage files with the SEC) will also be available at no charge on the SEC’s website (http://www.sec.gov) and from the information agent.

About Vonage

Vonage (NYSE: VG) is a leading provider of broadband telephone services with more than 2.6 million subscriber lines. Our award-winning technology enables anyone to make and receive phone calls with a touch tone telephone almost anywhere a broadband Internet connection is available. We offer feature-rich and cost-effective communication services that offer users an experience similar to traditional telephone services.

Our Residential Premium Unlimited and Small Business Unlimited calling plans offer consumers unlimited local and long distance calling, and popular features like call waiting, call forwarding and voicemail -- for one low, flat monthly rate. Vonage's service is sold on the web and through national retailers including Best Buy, Circuit City, Wal-Mart Stores Inc. and Target and is available to customers in the U.S., Canada and the United Kingdom. For more information about Vonage's products and services, please visit http://www.vonage.com.

Vonage Holdings Corp. is headquartered in Holmdel, NJ. Vonage®  is a registered trademark of Vonage Marketing Inc., a subsidiary of Vonage Holdings Corp.

Vonage Investor Contacts:	Vonage Media Contact:

Leslie Arena 732.203.7372 leslie.arena@vonage.com	Meghan Shaw 732.528.2677 meghan.shaw@vonage.com

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